Exhibit 99.1

Charles G. ‘Gary’ Clifton

Certified Professional Geologist
POB 470  Coleville, CA  96107
(775) 291-4076  clifton@gbis.com

U.S. Securities and Exchange Commission
Washington, D.C. 20549

CONSENT OF EXPERT

Re:  Ruby Property, Sierra County, California

I, Charles Gary Clifton, P.Geo., have reviewed the disclosures relating to the Ruby Property in Sierra County, California, prepared by Ruby Gold, Inc.

These disclosures contain data and descriptions that I have contributed in the capacity of independent consulting professional geologist.   My role was to evaluate reports, maps, and published information on the property, as well visit the property to report on the status of infrastructure, and to collect samples within the mine.

The information presented in these disclosures includes information extracted from reports by geologists who have worked on the property in the past.  My assessment of these earlier reports is that they were professionally done and were concerned only with the geology and engineering aspects of the property.  The information extracted from these reports is therefore, in my opinion, objective, accurate, and free of embellishments.

Accordingly, I believe these disclosures are in accord with the provisions of SEC Industry Guide 7 and accurately represent the history, conditions of, and potential profitability of the Ruby Property.

I hereby consent to the references to myself in the Registration Statement on Form 10 filed with the United States Securities and Exchange Commission by Ruby Gold, Inc. and with the summary and presentation of the information regarding the Ruby Property, Sierra County, California contained in the Registration Statement.

I also consent to Ruby Gold, Inc. distributing copies to its shareholders or prospective investors, and to the disclosure of the report on their website for electronic viewing

Respectfully,

/s/ Charles Gary Clifton
Charles Gary Clifton
Certified Professional Geologist #11354

Dated: December 12, 2013